Exhibit 99.1

Company Contact: Katia Fontana Vice President and Chief Financial Officer (514) 397-2592 For all press and media inquiries, please contact: Press@birks.com

BIRKS GROUP INC. REPORTS FISCAL 2024 RESULTS

Montreal, Quebec. July 16, 2024 - Birks Group Inc. (the “Company” or “Birks Group”) (NYSE American: BGI), today reported its financial results for the fiscal year ended March 30, 2024.

Highlights

All figures presented herein are in Canadian dollars.

For the year ended March 30, 2024 (“fiscal 2024”), the Company delivered year-over-year sales growth of 13.7%, an increase in comparable store sales of 7.5%, an improvement in gross profit of 8.2%, and reported a positive operating income. Total net sales for the fiscal year ended March 30, 2024 were $185.3 million and gross profit was $73.6 million for the same period. The increase in sales and gross profit was driven primarily from the retail sector where third-party branded watches and jewelry outperformed the same prior year period. Gross profit as a percentage of sales for the year ended March 30, 2024 was 39.7%, a decrease of 200 basis points from the gross profit as a percentage of sales of 41.7% for the year ended March 25, 2023 (“fiscal 2023”) as a result of the sales mix favoring high-end third-party branded timepieces and jewelry.

Mr. Jean-Christophe Bédos, President and Chief Executive Officer of Birks Group, commented: “During fiscal 2024, we achieved a 13.7% growth in net sales and a 7.5% growth in comparable store sales. Our retail performance and our product offerings, particularly our third-party branded watches and jewelry offering, have demonstrated their strength by outperforming the same period last year. We are pleased with the store renovation projects that were undertaken last year at our Chinook and Laval stores, which resulted in higher sales post opening. We made progress towards achieving our strategic initiatives in fiscal 2024, and we continued to invest in our product offering and enhance our customer experience.”

Mr. Bédos further commented: “Despite a challenging economic environment throughout the year including ongoing inflationary and interest rates pressure, the result achieved in fiscal 2024 is a testament to our team’s commitment to our customers. I am grateful for the unwavering efforts of all our employees and the excellent execution of our initiatives during this past year. While in the near-term we continue to run our business in an agile manner given the current economic environment, looking beyond, we remain committed to our long-term vision to generate sustainable, long-term shareholder value.”

Financial overview for the fiscal year ended March 30, 2024:

•

Total net sales for fiscal 2024 were $185.3 million compared to $163.0 million in fiscal 2023, an increase of $22.3 million, or 13.7%. The increase in net sales in fiscal 2024 was primarily driven by the results of the Company’s retail channel. Net retail sales were $20.4 million higher than fiscal 2023, an increase primarily driven by the strong performance of third party branded timepieces and jewelry throughout the retail network, including at the newly renovated Chinook and Laval stores, partially offset by a decrease in the Birks product brand sales;

•

Comparable store sales increased by 7.5% in fiscal 2024 compared to fiscal 2023, mainly driven by strong third party branded timepiece sales and by an increase in average sales transaction value, partially offset by a decrease in Birks product brand sales;

•

Total gross profit for fiscal 2024 was $73.6 million, or 39.7% of net sales, compared to $68.0 million, or 41.7% of net sales in fiscal 2023. The increase in gross profit was primarily driven by increased sales volume experienced during fiscal 2024 due to strong third party branded timepieces and jewelry sales, partially offset by higher product and packaging costs. The decrease of 200 basis points in gross margin percentage resulted primarily from the sales mix with increased sales from third party branded timepieces and jewelry, partially offset by lower promotions and discounts;

•

SG&A expenses in fiscal 2024 were $65.7 million, or 35.5% of net sales, compared to $66.1 million, or 40.6% of net sales in fiscal 2023, a decrease of $0.4 million. The main drivers of the decrease in SG&A expenses in fiscal 2024 include lower marketing costs ($1.3 million) and lower non-cash stock based compensation expense ($2.0 million) due to the fluctuations in the Company’s stock price during the fiscal year, offset by higher compensation costs ($1.5 million) primarily due to longer store opening hours compared to fiscal 2023, higher credit card costs ($1.1 million) due to higher costs on private label credit cards and proprietary credit cards, higher occupancy costs ($0.4 million) and higher general operating costs and variable costs ($0.3 million). As a percentage of sales, SG&A expenses in fiscal 2024 decreased by 510 basis points as compared to fiscal 2023;

•	The Company’s EBITDA(1) for fiscal 2024 was $10.0 million, an increase of $6.2 million, compared to an EBITDA(1) of $3.8 million for fiscal 2023;

•	The Company’s reported operating income for fiscal 2024 was $1.2 million, an increase of $5.0 million, compared to a reported operating loss of $3.8 million for fiscal 2023;

•

The Company’s recognized interest and other financing costs were $8.0 million in fiscal 2024, an increase of $2.4 million, compared to recognized interest and other financing costs of $5.6 million in fiscal 2023. This increase is due to an increase in our average borrowing rate on our debt, an increase in the average amount outstanding on our revolver credit facility, and additional borrowings, partially offset by a foreign exchange gain of $0.2 million in fiscal 2024 compared to a foreign exchange loss of $0.5 million in fiscal 2023 on our U.S. dollar denominated debt;

•	The Company recognized a net loss for fiscal 2024 of $4.6 million, or $0.24 per share, compared to a net loss for fiscal 2023 of $7.4 million, or $0.40 per share.

(1)	This is a non-GAAP financial measure defined below under “Non-GAAP Measures” and accompanied by a reconciliation to the most directly comparable GAAP financial measure.

About Birks Group Inc.

Birks Group is a leading designer of fine jewelry, and an operator of luxury jewelry, timepieces and gifts retail stores in Canada. The Company operates 18 stores under the Maison Birks brand in most major metropolitan markets in Canada, one retail location in Calgary under the Brinkhaus brand, one retail location in Vancouver operated under the Graff brand, one location in Vancouver under the Patek Philippe brand, and one retail location in Laval under the Breitling brand. Birks fine jewelry collections are also available through select SAKS Fifth Avenue stores in Canada and the U.S., select Mappin & Webb and Goldsmiths locations in the United Kingdom, in Mayors stores in the United States, in W. Kruk stores in Poland as well as several jewelry retailers across North America. Birks was founded in 1879 and has become Canada’s premier retailer and designer of fine jewelry, timepieces and gifts. Additional information can be found on Birks’ web site, www.birks.com.

NON-GAAP MEASURES

The Company reports financial information in accordance with U.S. Generally Accepted Accounting Principles (“U.S. GAAP”). The Company’s performance is monitored and evaluated using various sales and earnings measures that are adjusted to include or exclude amounts from the most directly comparable GAAP measure (“non-GAAP measures”). The Company presents such non-GAAP measures in reporting its financial results to assist in business decision-making and to provide key performance information to senior management. The Company believes that this additional information provided to investors and other external stakeholders will allow them to evaluate the Company’s operating results using the same financial measures and metrics used by the Company in evaluating performance. The Company does not, nor does it suggest that investors and other external stakeholders should, consider non-GAAP measures in isolation from, or as a substitute for, financial information prepared in accordance with U.S. GAAP. These non-GAAP measures may not be comparable to similarly titled measures presented by other companies. In addition to our results determined in accordance with U.S. GAAP, we use non-GAAP measures including “EBITDA”.

EBITDA

“EBITDA” is defined as net income (loss) from continuing operations before interest expense and other financing costs, income taxes expense (recovery) and depreciation and amortization.

EBITDA

(in thousands)

	For the fiscal year ended
	March 30, 2024	March 25, 2023
Net (loss) income (U.S. GAAP measure)	$(4,631)	$(7,432)
as a % of net sales	-2.5%	-4.6%
Add the impact of:
Interest expense and other financing costs	8,007	5,581
Depreciation and amortization	6,639	5,673

EBITDA (non-GAAP measure)	$10,015	$3,822

as a % of net sales	5.4%	2.3%

Forward Looking Statements

This press release contains forward- looking statements which can be identified by their use of words like “plans,” “expects,” “believes,” “will,” “anticipates,” “intends,” “projects,” “estimates,” “could,” “would,” “may,” “planned,” “goal,” and other words of similar meaning. All statements that address expectations, possibilities or projections about the future, including without limitation, statements about anticipated economic conditions, generation of shareholder value, and our strategies for growth, performance drivers, expansion plans, sources or adequacy of capital, expenditures and financial results are forward-looking statements.

Because such statements include various risks and uncertainties, actual results might differ materially from those projected in the forward- looking statements and no assurance can be given that the Company will meet the results projected in the forward-looking statements. These risks and uncertainties include, but are not limited to the following: (i) a decline in consumer spending or deterioration in consumer financial position; (ii) economic, political and market conditions, including the economies of Canada and the U.S. and the influence of inflation on consumer spending, which could adversely affect the Company’s business, operating results or financial condition, including its revenue and profitability, through the impact of changes in the real estate markets, changes in the equity markets and decreases in consumer confidence and the related changes in consumer spending patterns, the impact on store traffic, tourism and sales; (iii) the impact of fluctuations in foreign exchange rates, increases in commodity prices and borrowing costs and their related impact on the Company’s costs and expenses; (iv) the Company’s ability to maintain and obtain sufficient sources of liquidity to fund its operations, to achieve planned sales, gross margin and net income, to keep costs low, to implement its business strategy, maintain relationships with its primary vendors, to source raw materials, to mitigate fluctuations in the availability and prices of the Company’s merchandise, to compete with other jewelers, to succeed in its marketing initiatives (including with respect to Birks branded products), and to have a successful customer service program; (v) the Company’s plan to evaluate the productivity of existing stores, close unproductive stores and open new stores in new prime retail locations, and invest in its website and e-commerce platform; (vi) the Company’s ability to execute its strategic vision; and (vii) the Company’s ability to invest in and finance capital expenditures.

Information concerning factors that could cause actual results to differ materially is set forth under the captions “Risk Factors” and “Operating and Financial Review and Prospects” and elsewhere in the Company’s Annual Report on Form 20-F filed with the Securities and Exchange Commission on July 16, 2024 and subsequent filings with the Securities and Exchange Commission. The Company undertakes no obligation to update or release any revisions to these forward-looking statements to reflect events or circumstances after the date of this statement or to reflect the occurrence of unanticipated events, except as required by law.

BIRKS GROUP INC.

CONSOLIDATED STATEMENTS OF OPERATIONS

(In thousands, except per share amounts)

BIRKS GROUP INC.

Consolidated Statements of Operations

	Fiscal Year Ended
	March 30, 2024	March 25, 2023
Net sales	$185,275	$162,950
Cost of sales	111,720	94,990

Gross profit	73,555	67,960
Selling, general and administrative expenses	65,705	66,095
Depreciation and amortization	6,639	5,673

Total operating expenses	72,344	71,768
Operating income (loss)	1,211	(3,808)
Interest and other financial costs	8,007	5,581

Income (loss) before taxes and equity in earnings of joint venture	(6,796)	(9,389)

Income taxes (benefits)	—	—
Equity in earnings of joint venture, net of taxes of $0.8 million ($0.7 million in fiscal 2023)	2,165	1,957

Net (loss) income, net of tax	$(4,631)	$(7,432)

Weighted average common shares outstanding:
Basic	19,058	18,692
Diluted	19,058	18,692
Net (loss) income per common share:
Basic	$(0.24)	$(0.40)
Diluted	(0.24)	(0.40)

BIRKS GROUP INC.

CONSOLIDATED BALANCE SHEETS

(In thousands)

	As of
	March 30, 2024	March 25, 2023
Assets
Current Assets
Cash and cash equivalents	$1,783	$1,262
Accounts receivable and other receivables	8,455	11,377
Inventories	99,067	88,357
Prepaids and other current assets	2,913	2,694

Total current assets	112,218	103,690

Long-term receivables	1,571	2,000
Equity investment in joint venture	4,122	1,957
Property and equipment	25,717	26,837
Operating lease right-of-use asset	51,753	55,498
Intangible assets and other assets	7,887	6,999

Total non-current assets	91,050	93,291

Total assets	$203,268	$196,981

Liabilities and Stockholders’ Equity (Deficiency)
Current liabilities
Bank indebtedness	$63,372	$57,890
Accounts payable	43,011	37,645
Accrued liabilities	6,112	7,631
Current portion of long-term debt	4,352	2,133
Current portion of operating lease liabilities	6,430	6,758

Total current liabilities	123,277	112,057

Long-term debt	22,587	22,180
Long-term portion of operating lease liabilities	59,881	62,989
Other long-term liabilities	2,672	358

Total long-term liabilities	85,140	85,527

Stockholders’ equity (deficiency)
Class A common stock – no par value, unlimited shares authorized, issued and outstanding 11,447,999 (11,112,999 as of March 25, 2023)	40,725	39,019
Class B common stock – no par value, unlimited shares authorized, issued and outstanding 7,717,970	57,755	57,755
Preferred stock – no par value, unlimited shares authorized, none issued	—	—
Additional paid-in capital	21,825	23,504
Accumulated deficit	(125,476)	(120,845)
Accumulated other comprehensive income (loss)	22	(36)

Total stockholders’ equity (deficiency)	(5,149)	(603)

Total liabilities and stockholders’ equity (deficiency)	$203,268	$196,981